ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS OF

VIZSLA SILVER CORP.

(the "Company")

October 9, 2026

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual general and special meeting of the shareholders of the Company held on October 8, 2026 (the "Meeting"), we hereby advise of the following voting results as tabulated at the Meeting:

Total shares issued and outstanding at record date of August 24, 2026	355,056,872
Total shares represented at the Meeting in person or by proxy	188,580,782
Percentage of total shares represented at the Meeting	53.11%

1. Number of Directors

Based on the proxies received and a show of hands by shareholders present at the meeting, the resolution to set the number of directors to seven was approved.  These were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST	# WITHHELD	% WITHHELD
188,124,787	99.76%	455,994	0.24%	0	0.00%

2. Election of Directors

Based on the proxies received and a show of hands by shareholders present at the meeting, the following individuals were elected as directors of the Company to serve until the next annual shareholders' meeting or until his or her successor is duly elected or appointed, with the following results:

www.vizslasilvercorp.ca  |  1

NAME OF NOMINEE	VOTES
	# FOR	% FOR	# AGAINST	% AGAINST	# WITHHELD	% WITHHELD
Craig Parry	105,780,600	65.95%	0	0.00%	54,611,961	34.05%
Michael Konnert	160,045,437	99.78%	0	0.00%	347,124	0.22%
Simon Cmrlec	150,304,645	93.71%	0	0.00%	10,087,916	6.29%
Harry Pokrandt	154,915,447	96.59%	0	0.00%	5,477,114	3.41%
David Cobbold	94,229,118	58.75%	0	0.00%	66,163,443	41.25%
Eduardo Luna	156,560,661	97.61%	0	0.00%	3,831,900	2.39%
Sukhjit Gill	158,086,762	98.56%	0	0.00%	2,305,799	1.44%

3. Appointment of Auditors

Based on the proxies received and a show of hands by shareholders present at the meeting, Deloitte LLP was appointed as the Company's auditor for the ensuing year and the directors were authorized to determine remuneration to be paid to the auditor and the following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST	# WITHHELD	% WITHHELD
188,205,291	99.80%	0	0.00%	375,491	0.20%

4. Continuation, Amendment and Restatement of the Shareholder Rights Plan

Based on the proxies received and a show of hands by shareholders present at the meeting, the continuation of the Shareholder Rights Plan as amended and restated was ratified and approved.  The following were the results:

VOTES
# FOR	% FOR	# AGAINST	% AGAINST	# WITHHELD	% WITHHELD
154,887,148	96.57%	5,505,413	3.45%	0	0.00%

All of the above matters are described in greater detail in the Information Circular provided to the Company's shareholders prior to the Meeting and is available on the Company's profile on SEDAR+ and EDGAR.

www.vizslasilvercorp.ca  |  2